UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2023

GUADALAJARA, Mexico, Oct. 23, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the third quarter ended September 30, 2023 (3Q23). Figures are unaudited and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 3Q23 vs. 3Q22

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 549.4 million, or 9.5%. Total revenues increased by Ps. 640.9 million, or 9.4%.
  Cost of services increased by Ps. 202.3 million, or 20.6%.
  Income from operations increased by Ps. 152.7 million, or 4.4%.
  EBITDA increased by Ps. 184.8 million, or 4.5%, an increase from Ps. 4,085.0 million in 3Q22 to Ps. 4,269.9 million in 3Q23. EBITDA margin (excluding the effects of IFRIC-12) went from 70.7% in 3Q22 to 67.5% in 3Q23.
  Comprehensive income decreased by Ps. 105.3 million, or 4.0%, from Ps. 2,656.7 million in 3Q22 to Ps. 2,551.4 million in 3Q23.

Company’s Financial Position:
3Q23 results were positive compared to 3Q22, with an increase in aeronautical and non-aeronautical revenues, despite the 15.7% appreciation of the peso versus the U.S. dollar in the quarter, generating positive net cash flow from operating activities, which amounted to Ps. 4,115.9 million. The Company reported a financial position of cash and cash equivalents as of September 30, 2023, of Ps. 14,454.1 million. During 3Q23, the Company drawdown two credit lines for a combined total amount of US$70.0 million. The proceeds from these credit lines were used to acquire 100% of the shares of a real estate company within the Tijuana airport for USD$35.4 million and USD$30.0 million will be used for investment commitments in the MBJ airport.

Passenger Traffic

During 3Q23, total passengers at the Company’s 14 airports increased by 1,583.4 thousand passengers, an increase of 10.8%, compared to 3Q22.

During 3Q23, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Viva Aerobus	La Paz	Mazatlan	July 1, 2023	2 weekly
Viva Aerobus	Los Cabos	Ciudad Juarez	July 1, 2023	2 weekly
Viva Aerobus	Los Cabos	Queretaro	July 2, 2023	3 weekly
Viva Aerobus	Los Cabos	Torreon	July 3, 2023	2 weekly
Volaris	Los Cabos	Queretaro	July 10, 2023	4 weekly
Volaris	Mexicali	Chihuahua	July 10, 2023	3 weekly
Volaris	Mexicali	Hermosillo	July 10, 2023	2 weekly
Volaris	Hermosillo	Mexicali	July 10, 2023	2 weekly
Volaris	Guanajuato	Ciudad Obregon	July 10, 2023	3 weekly
Volaris	Guanajuato	Culiacan	July 10, 2023	3 weekly
Volaris	Hermosillo	Guanajuato	July 10, 2023	2 weekly
Volaris	Guanajuato	Los Mochis	July 10, 2023	2 weekly
Volaris	Guanajuato	Torreon	July 10, 2023	3 weekly
Volaris	Guanajuato	Tuxtla Gutierrez	July 10, 2023	3 weekly
Volaris	Tijuana	Villahermosa	July 10, 2023	2 weekly
Volaris	Mexicali	Ciudad Juarez	July 10, 2023	2 weekly
Volaris	Guadalajara	Loreto	July 11, 2023	2 weekly
Volaris	Mexicali	Oaxaca	July 11, 2023	2 weekly
Volaris	Mexicali	Queretaro	July 11, 2023	2 weekly
Volaris	Guanajuato	La Paz	July 11, 2023	2 weekly
Volaris	La Paz	Guanajuato	July 11, 2023	2 weekly
Volaris	Los Mochis	Guanajuato	July 11, 2023	2 weekly
Note: Frequencies can vary without prior notice.

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Guanajuato	Oaxaca	July 11, 2023	2 weekly
Volaris	Guanajuato	Veracruz	July 11, 2023	2 weekly
Volaris	Mexicali	Los Mochis	July 12, 2023	2 weekly
Volaris	Los Mochis	Mexicali	July 12, 2023	2 weekly
Volaris	Mexicali	Tuxtla Gutierrez	July 12, 2023	2 weekly
Volaris	Hermosillo	Cancun	July 13, 2023	2 weekly
Volaris	Hermosillo	Ciudad Juarez	July 13, 2023	2 weekly
Volaris	Los Cabos	Mexicali	July 13, 2023	2 weekly
Volaris	Mexicali	Los Cabos	July 13, 2023	2 weekly
Volaris	Mexicali	Puerto Vallarta	July 13, 2023	2 weekly
Volaris	Puerto Vallarta	Mexicali	July 13, 2023	2 weekly
Volaris	Guadalajara	Cozumel	July 13, 2023	2 weekly
Volaris	Guadalajara	Huatulco	July 13, 2023	2 weekly
Volaris	La Paz	Monterrey	July 13, 2023	2 weekly
Volaris	Guanajuato	Acapulco	July 13, 2023	2 weekly
Volaris	Guanajuato	Mazatlan	July 13, 2023	2 weekly
Volaris	Guanajuato	Zihuatanejo	July 13, 2023	2 weekly
Volaris	Guanajuato	Hermosillo	July 13, 2023	2 weekly
Volaris	Hermosillo	Culiacan	July 13, 2023	2 weekly
Volaris	Puerto Vallarta	Culiacan	July 13, 2023	2 weekly
Viva Aerobus	Hermosillo	Felipe Angeles	July 14, 2023	4 weekly
Volaris	Guadalajara	Villahermosa	September 22, 2023	1 weekly
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	3Q22	3Q23	Change	9M22	9M23	Change
Guadalajara	2,935.2	3,261.8	11.1%	7,969.3	9,395.0	17.9%
Tijuana *	2,151.2	2,448.3	13.8%	5,973.1	6,751.6	13.0%
Los Cabos	725.5	832.5	14.8%	1,869.8	2,244.2	20.0%
Puerto Vallarta	753.4	799.5	6.1%	1,944.0	2,197.1	13.0%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	N/A
Guanajuato	491.5	662.9	34.9%	1,300.7	1,729.5	33.0%
Hermosillo	479.0	556.8	16.2%	1,343.6	1,552.4	15.5%
Kingston	0.5	0.7	43.8%	1.0	1.3	35.8%
Mexicali	327.8	447.6	36.5%	918.7	1,174.8	27.9%
Morelia	160.8	221.1	37.5%	474.3	609.1	28.4%
La Paz	274.0	303.6	10.8%	786.7	814.2	3.5%
Aguascalientes	171.2	171.6	0.2%	524.8	478.6	(8.8%)
Los Mochis	103.4	123.1	19.0%	307.5	336.2	9.4%
Manzanillo	25.5	27.3	7.0%	74.0	80.1	8.2%
Total	8,599.1	9,856.8	14.6%	23,487.4	27,364.0	16.5%
*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	3Q22	3Q23	Change	9M22	9M23	Change
Guadalajara	1,165.2	1,342.2	15.2%	3,232.8	3,848.9	19.1%
Tijuana *	1,113.5	1,093.9	(1.8%)	3,063.3	3,254.5	6.2%
Los Cabos	1,001.1	999.6	(0.1%)	3,310.4	3,603.1	8.8%
Puerto Vallarta	652.8	599.0	(8.2%)	2,587.6	2,863.8	10.7%
Montego Bay	1,136.8	1,306.4	14.9%	3,225.8	3,963.2	22.9%
Guanajuato	210.5	227.4	8.0%	567.7	645.5	13.7%
Hermosillo	20.1	18.3	(8.7%)	58.5	55.0	(6.0%)
Kingston	497.8	509.4	2.3%	1,128.4	1,338.9	18.7%
Mexicali	1.7	1.8	4.6%	4.6	5.3	14.7%
Morelia	130.7	149.2	14.2%	364.2	444.0	21.9%
La Paz	5.4	2.6	(51.4%)	19.2	10.3	(46.0%)
Aguascalientes	65.2	81.5	25.0%	170.2	214.3	25.9%
Los Mochis	2.1	1.9	(10.8%)	5.8	5.4	(7.6%)
Manzanillo	11.1	6.5	(41.5%)	52.3	49.1	(6.0%)
Total	6,013.9	6,339.7	5.4%	17,790.9	20,301.6	14.1%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	3Q22	3Q23	Change	9M22	9M23	Change
Guadalajara	4,100.4	4,604.0	12.3%	11,202.1	13,243.9	18.2%
Tijuana *	3,264.7	3,542.2	8.5%	9,036.4	10,006.1	10.7%
Los Cabos	1,726.5	1,832.1	6.1%	5,180.3	5,847.3	12.9%
Puerto Vallarta	1,406.2	1,398.5	(0.5%)	4,531.7	5,060.9	11.7%
Montego Bay	1,136.8	1,306.4	14.9%	3,225.8	3,963.2	22.9%
Guanajuato	702.0	890.2	26.8%	1,868.4	2,375.0	27.1%
Hermosillo	499.1	575.2	15.2%	1,402.1	1,607.5	14.6%
Kingston	498.3	510.1	2.4%	1,129.4	1,340.3	18.7%
Mexicali	329.5	449.4	36.4%	923.3	1,180.1	27.8%
Morelia	291.5	370.2	27.0%	838.5	1,053.1	25.6%
La Paz	279.4	306.2	9.6%	805.9	824.5	2.3%
Aguascalientes	236.4	253.1	7.0%	695.0	692.9	(0.3%)
Los Mochis	105.5	125.0	18.4%	313.3	341.6	9.0%
Manzanillo	36.6	33.8	(7.7%)	126.3	129.2	2.3%
Total	14,613.0	16,196.5	10.8%	41,278.3	47,665.6	15.5%
*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	3Q22	3Q23	Change	9M22	9M23	Change
Tijuana	1,103.9	1,084.2	(1.8%)	3,038.5	3,226.9	6.2%

Consolidated Results for the Third Quarter of 2023 (in thousands of pesos):

	3Q22	3Q23	Change
Revenues
Aeronautical services	4,449,504	4,812,288	8.2%
Non-aeronautical services	1,329,793	1,516,381	14.0%
Improvements to concession assets (IFRIC-12)	972,743	1,064,286	9.4%
Total revenues	6,752,040	7,392,955	9.5%

Operating costs
Costs of services:	980,978	1,183,268	20.6%
Employee costs	357,283	440,836	23.4%
Maintenance	147,757	171,063	15.8%
Safety, security & insurance	146,102	180,066	23.2%
Utilities	136,726	141,334	3.4%
Other operating expenses	193,110	249,969	29.4%

Technical assistance fees	189,598	209,109	10.3%
Concession taxes	525,291	671,398	27.8%
Depreciation and amortization	587,686	619,755	5.5%
Cost of improvements to concession assets (IFRIC-12)	972,743	1,064,286	9.4%
Other (income)	(1,610)	(4,959)	208.0%
Total operating costs	3,254,686	3,742,857	15.0%
Income from operations	3,497,354	3,650,098	4.4%
Financial Result	(227,340)	(544,187)	139.4%
Income before income taxes	3,270,014	3,105,911	(5.0%)
Income taxes	(607,303)	(727,051)	19.7%
Net income	2,662,711	2,378,860	(10.7%)
Currency translation effect	(7,235)	158,864	(2295.8%)
Cash flow hedges, net of income tax	1,152	13,398	1063.0%
Remeasurements of employee benefit – net income tax	106	318	200.0%
Comprehensive income	2,656,734	2,551,440	(4.0%)
Non-controlling interest	(58,841)	(52,302)	(11.1%)
Comprehensive income attributable to controlling interest	2,597,893	2,499,138	(3.8%)

	3Q22	3Q23	Change
EBITDA	4,085,040	4,269,853	4.5%
Comprehensive income	2,656,734	2,551,440	(4.0%)
Comprehensive income per share (pesos)	5.2245	5.0496	(3.3%)
Comprehensive income per ADS (US dollars)	3.0015	2.9010	(3.3%)

Operating income margin	51.8%	49.4%	(4.7%)
Operating income margin (excluding IFRIC-12)	60.5%	57.7%	(4.7%)
EBITDA margin	60.5%	57.8%	(4.5%)
EBITDA margin (excluding IFRIC-12)	70.7%	67.5%	(4.5%)
Costs of services and improvements / total revenues	28.9%	30.4%	5.1%
Cost of services / total revenues (excluding IFRIC-12)	17.0%	18.7%	10.2%

- Net income and comprehensive income per share for 3Q23 and 3Q22 were calculated based on 505,277,464 shares outstanding as of September 30, 2023 and September 30, 2022, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 17.4064 per U.S. dollar (the noon buying rate on September 29, 2023, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 17.0601 per U.S. dollar for the three months ended September 30, 2023 was used.

Revenues (3Q23 vs. 3Q22)

  Aeronautical services revenues increased by Ps. 362.8 million, or 8.2%.
  Non-aeronautical services revenues increased by Ps. 186.6 million, or 14.0%.
  Revenues from improvements to concession assets increased by Ps. 91.5 million, or 9.4%.
  Total revenues increased by Ps. 640.9 million, or 9.5%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports increased by Ps. 393.1 million, or 10.6%, compared to 3Q22, mainly due to the 10.8% increase in passenger traffic and the 99.0% compliance with the maximum tariffs.

    Revenues from Jamaican airports decreased by Ps. 30.3 million, or 4.1%, compared to 3Q22. This was mainly due to the 15.7% appreciation of the peso versus the U.S. dollar, compared to 3Q22, which went from an average exchange rate of Ps. 20.2403 in 3Q22 to Ps. 17.0601 in 3Q23, which represented a decrease in revenues in pesos. Revenues in U.S. dollars increased by USD$2.8 million or 24.6%. Passenger traffic increased by 11.1%.
  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 174.2 million, or 16.0%, compared to 3Q22. Revenues from businesses operated by third parties increased by Ps. 66.6 million, or 9.4%, mainly due to the passenger traffic recovery, the opening of new commercial spaces, and the renegotiation of contract conditions. The business lines that grew the most were food and beverage, retail, car rentals, and leasing of space, all of which increased by Ps. 92.9 million, or 20.2%, offset by a decrease in revenues from duty-free stores and time-shares by Ps. 20.4 million, combined, given that these contracts are in U.S. dollars and the peso appreciated by 15.7%. Revenues from businesses operated directly by us increased by Ps. 107.6 million, or 29.3%.

    Revenues from the Jamaican airports increased by Ps. 12.4 million, or 5.1%, compared to 3Q22. The business line that grew the most was duty-free stores, advertising, and financial services, which increased by Ps. 17.5 million, or 17.5%. These revenues were offset by a decrease in retail and other commercial revenues by Ps. 6.5 million. Revenues in U.S. dollars increased by US$ 2.9 million, or 24.7%, offset by an appreciation of the peso by 15.7% against the U.S. dollar compared to 3Q22.
	3Q22	3Q23	Change
Businesses operated by third parties:
Food and beverage	203,903	249,671	22.4%
Duty-free	194,142	193,804	(0.2%)
Retail	154,788	175,933	13.7%
Car rentals	136,692	144,939	6.0%
Leasing of space	82,646	97,178	17.6%
Time shares	59,598	50,202	(15.8%)
Ground transportation	41,213	33,902	(17.7%)
Communications and financial services	27,200	28,734	5.6%
Other commercial revenues	29,440	24,526	(16.7%)
Total	929,624	998,888	7.5%

Businesses operated directly by us:
Car parking	142,543	186,944	31.1%
VIP lounges	94,392	105,870	12.2%
Convenience stores	86,073	128,147	48.9%
Advertising	20,344	41,696	105.0%
Total	343,353	462,657	34.7%
Recovery of costs	56,816	54,835	(3.5%)
Total Non-aeronautical Revenues	1,329,793	1,516,381	14.0%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets 1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 91.5 million, or 9.4%, compared to 3Q22. The change was composed of:

    Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 81.4 million, or 8.5%, due to increased investments under the Master Development Program for 2020-2024 period.

    Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 10.1 million, or 59.2%.

_____________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 488.2 million, or 15.0%, compared to 3Q22, mainly due to the increase from costs of improvements to concession assets (IFRIC-12) by Ps. 91.5 million, a combined increase of Ps. 165.6 million, or 23.2%, in concession taxes and technical assistance fees, an increase in the cost of services of Ps. 202.3 million, or 20.6%, and a Ps. 32.1 million, or 5.5%, increase in depreciation and amortization (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 396.6 million, or 17.4%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 352.3 million, or 13.5%, compared to 3Q22, primarily due to a Ps. 81.4 million, or 8.5%, increase in the cost of improvements to the concession assets (IFRIC-12), Ps. 196.7 million, or 25.2%, increase in the cost of services, a combined Ps. 40.1 million, or 9.6%, increase in technical assistance fees and concession taxes, and a Ps. 39.5 million, or 8.6%, increase in depreciation and amortization (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 270.8 million or 16.4%).

The change in the cost of services during 3Q23 was mainly due to:

  Employee costs increased Ps. 81.6 million, or 26.6%, compared to 3Q22, mainly due to the hiring of 317 additional personnel during the last quarter of 2022 and during the first nine months of 2023, mainly for the operation of business lines operated directly by us, as well as the adjustments in salaries and changes in Labor Law.
  Other operating expenses increased Ps. 59.6 million, or 36.5%, compared to 3Q22, mainly due to a combined increase of Ps. 53.1 million in the cost of goods and services for our VIP lounges and convenience stores, due to the increase in sales of these business lines, as well as the increase in FBO services, professional fees, and travel expenses.
  Safety, security, and insurance costs increased Ps. 25.5 million, or 23.8%, compared to 3Q22, mainly due to an increase in the number of security staff, minimum wages and changes in Labor Law, and the opening of additional operational areas.
  Utilities costs increased by Ps. 15.2 million, or 17.5%.

Jamaican Airports:

  Operating costs increased by Ps. 135.9 million, or 21.1%, compared to 3Q22, mainly due to a Ps. 125.5 million, or 42.3%, increase in concession taxes, an increase in the cost of improvements to concession assets (IFRIC-12) by Ps.10.1 million, or 59.2%, and an increase in the cost of services by Ps. 5.6 million, or 2.8%, offset by the decrease in the depreciation and amortization by Ps. 7.4 million, or 5.8%.

Operating income margin went from 51.8% in 3Q22 to 49.4% in 3Q23. Excluding the effects of IFRIC-12, the operating income margin went from 60.5% in 3Q22 to 57.7% in 3Q23. Income from operations increased by Ps. 152.7 million, or 4.4%, compared to 3Q22.

EBITDA margin went from 60.5% in 3Q22 to 57.8% in 3Q23. Excluding the effects of IFRIC-12, EBITDA margin went from 70.7% in 3Q22 to 67.5% in 3Q23. The nominal value of EBITDA increased by Ps. 184.8 million, or 4.5%, compared to 3Q22.

Financial result increased by Ps. 316.9 million, or 139.4%, from a net expense of Ps. 227.3 million in 3Q22 to a net expense of Ps. 544.2 million in 3Q23. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 208.1 million in 3Q22 to an income of Ps. 170.3 million in 3Q23. This generated a foreign exchange loss of Ps. 37.9 million. This was mainly due to the appreciation of the peso. The currency translation effect income increased Ps. 166.1 million, compared to 3Q22.

  Interest expenses increased by Ps. 413.4 million, or 64.6%, compared to 3Q22, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines, as well as the increase in interest rates.

  Interest income increased by Ps. 134.4 million, or 65.2%, compared to 3Q22, mainly due to an increase in the reference interest rates.

In 3Q23, comprehensive income decreased by Ps. 105.3 million, or 4.0%, compared to 3Q22. Income before taxes decreased by Ps. 164.1 million, mainly due to the increase in the financial result of Ps. 316.9 million and the decrease in revenues in dollars due to the appreciation of the peso by 15.7%, an effect offset by the increase in income from the currency translation effect in Ps. 166.1 million.

During 3Q23, net income decreased by Ps. 283.9 million, or 10.7%, compared to 3Q22. Taxes for the period increased by Ps. 119.7 million, income taxes increased by Ps. 3.3 million and the benefit for deferred taxes decreased by Ps. 116.4 million, mainly due to a decrease in the inflation rate, from 2.2% in 3Q22 to 1.4% in 3Q23.

Consolidated Results for the Nine Months (in thousands of pesos):

	9M22	9M23	Change
Revenues
Aeronautical services	12,626,702	14,780,643	17.1%
Non-aeronautical services	3,815,830	4,544,249	19.1%
Improvements to concession assets (IFRIC-12)	2,932,191	4,767,624	62.6%
Total revenues	19,374,723	24,092,515	24.4%

Operating costs
Costs of services:	2,634,969	3,184,434	20.9%
Employee costs	996,556	1,273,009	27.7%
Maintenance	434,004	478,061	10.2%
Safety, security & insurance	408,919	503,020	23.0%
Utilities	352,376	363,997	3.3%
Other operating expenses	443,114	566,347	27.8%

Technical assistance fees	553,970	651,826	17.7%
Concession taxes	1,398,515	1,938,019	38.6%
Depreciation and amortization	1,715,333	1,858,980	8.4%
Cost of improvements to concession assets (IFRIC-12)	2,932,191	4,767,624	62.6%
Other (income)	(20,082)	7,837	(139.0%)
Total operating costs	9,214,895	12,408,721	34.7%
Income from operations	10,159,828	11,683,794	15.0%
Financial Result	(788,405)	(1,726,623)	119.0%
Income before income taxes	9,371,424	9,957,171	6.3%
Income taxes	(2,016,627)	(2,524,654)	25.2%
Net income	7,354,796	7,432,517	1.1%
Currency translation effect	(346,786)	(655,718)	89.1%
Cash flow hedges, net of income tax	138,539	(24,353)	(117.6%)
Remeasurements of employee benefit – net income tax	311	917	194.9%
Comprehensive income	7,146,860	6,753,363	(5.5%)
Non-controlling interest	(129,498)	(60,519)	(53.3%)
Comprehensive income attributable to controlling interest	7,017,362	6,692,844	(4.6%)

	9M22	9M23	Change
EBITDA	11,875,161	13,542,775	14.0%
Comprehensive income	7,146,860	6,753,363	(5.5%)
Comprehensive income per share (pesos)	14.0545	13.3657	(4.9%)
Comprehensive income per ADS (US dollars)	8.0743	7.6786	(4.9%)

Operating income margin	52.4%	48.5%	(7.5%)
Operating income margin (excluding IFRIC-12)	61.8%	60.5%	(2.2%)
EBITDA margin	61.3%	56.2%	(8.3%)
EBITDA margin (excluding IFRIC-12)	72.2%	70.1%	(3.0%)
Costs of services and improvements / total revenues	28.7%	33.0%	14.9%
Cost of services / total revenues (excluding IFRIC-12)	16.0%	16.5%	2.8%

- Net income and comprehensive income per share for 9M23 and 9M22 were calculated based on 505,277,464 shares outstanding as of September 30, 2023. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 17.4064 per U.S. dollar (the noon buying rate on September 29, 2023, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average nine-month exchange rate of Ps. 17.8282 per U.S. dollar for the nine months ended September 30, 2023, was used.

Revenues (9M23 vs. 9M22)

  Aeronautical services revenues increased by Ps. 2,153.9 million, or 17.1%.
  Non-aeronautical services revenues increased by Ps. 728.4 million, or 19.1%.
  Revenues from improvements to concession assets increased by Ps. 1,835.4 million, or 62.6%.
  Total revenues increased by Ps. 4,717.8 million, or 24.4%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 1,975.8 million, or 18.5%, compared to 9M22, mainly due to the 14.7% increase in passenger traffic, as well as 99.0% compliance with the maximum tariffs.

    Revenues from Jamaican airports increased by Ps. 178.1 million, or 9.0%, compared to 9M22. This was mainly due to the 21.8% increase in passenger traffic but offset by the appreciation of the peso against the U.S. dollar compared to 9M22 of 12.0%, which went from an average exchange rate of Ps. 20.2682 in 9M22 to Ps. 17.8282 in 9M23, which represented a decrease in revenues in pesos.
  The change in non-aeronautical services revenues was composed primarily of the following factors :

    Revenues at our Mexican airports increased by Ps. 640.8 million, or 20.4%, compared to 9M22. Revenues from businesses operated directly by us increased by Ps. 335.0 million, or 36.1%, while the recovery of costs increased by Ps. 4.8 million, or 3.9%. Revenues from businesses operated by third parties increased by Ps. 301.0 million, or 14.4%. This was mainly due to the recovery of passenger traffic, the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were food and beverage, retail, leasing of space, and car rentals, which jointly increased by Ps. 296.5 million, or 22.3%. Commercial revenues in U.S. dollars represent 25% of non-aeronautical revenues, therefore the appreciation of the peso during 9M23 affected that revenue by approximately 3.3%.

    Revenues from the Jamaican airports increased by Ps. 87.6 million, or 13.0%, compared to 9M22. The business lines that increased the most were duty-free stores, retail, food and beverage, advertising, parking lots, and leasing of space, which jointly increased by Ps. 105.0 million, or 18.5%. These revenues were offset by a decrease in other commercial revenues by Ps. 17.8 million. Revenues in U.S. dollars increased by US$9.5 million, or 28.5%.
	9M22	9M23	Change
Businesses operated by third parties:
Food and beverage	577,652	748,361	29.6%
Duty-free	535,938	583,824	8.9%
Retail	451,440	531,703	17.8%
Car rentals	398,902	427,802	7.2%
Leasing of space	225,799	270,513	19.8%
Time shares	178,968	166,585	(6.9%)
Ground transportation	126,464	132,307	4.6%
Communications and financial services	78,151	88,240	12.9%
Other commercial revenues	125,793	112,188	(10.8%)
Total	2,699,108	3,061,523	13.4%

Businesses operated directly by us:
Car parking	394,652	528,005	33.8%
VIP lounges	269,458	319,848	18.7%
Advertising	229,063	359,901	57.1%
Convenience stores	57,585	105,815	83.8%
Total	950,758	1,313,568	38.2%
Recovery of costs	165,964	169,157	1.9%
Total Non-aeronautical Revenues	3,815,830	4,544,249	19.1%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,835.4 million, or 62.6%, compared to 9M22. The change was composed primarily of:

    The Company’s Mexican airports, which increased by Ps. 1,820.7 million, or 63.6%, due to increased investments under the Master Development Program for 2020-2024 period.

    Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 14.7 million, or 21.0%.

_____________________________
[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 3,193.8 million, or 34.7%, compared to 9M22, mainly due to a Ps. 1,835.4 million, or 62.6% increase in the cost of improvements to the concession assets (IFRIC-12), a combined Ps. 637.4 million, or 32.6%, increase in concession taxes and technical assistance fees, a Ps. 549.5 million, or 20.9%, increase in cost of services, and a Ps. 143.6 million, or 8.4%, increase in depreciation and amortization (excluding the cost of improvements to concession assets, operating costs increased Ps. 1,358.4 million, or 21.6%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 2,759.4 million, or 36.9%, compared to 9M22, primarily due to a Ps. 1,820.7 million, or 63.6%, increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 570.4 million, or 27.6%, increase in cost of services, a combined Ps. 210.9 million, or 17.4%, increase in technical assistance fees and concession taxes, a Ps. 145.0 million, or 10.8%, increase in depreciation and amortization, (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 938.7 million or 20.4%).

The change in the cost of services during 9M23 was mainly due to:

  Employee costs increased Ps. 279.8 million, or 33.3%, compared to 9M22, mainly due to the hiring of additional personnel as well as the adjustments in salaries and changes in Labor Law.
  Other operating expenses increased Ps. 126.8 million, or 33.7%, compared to 9M22, mainly due to a combined increase of Ps. 112.4 million in the cost of goods and services for our VIP lounges and convenience stores, due to the increase in the operation and revenues from these business lines, as well as FBO services, the allowance for credit losses, and travel expenses.
  Safety, security and insurance costs increased Ps. 86.0 million, or 28.7%, compared to 9M22, mainly due to an increase in the number of security staff, increase in minimum wages, changes in Labor Law and the opening of additional operational areas.
  Utilities increased by Ps. 44.2 million, or 21.2%, compared to 9M22.

Jamaican Airports:

  Operating costs increased by Ps. 434.4 million, or 24.9%, compared to 9M22, mainly due to a Ps. 426.5 million, or 57.7%, increase in concession taxes, a Ps. 14.7 million or 21.0%, increase in cost of improvements to concession assets (IFRIC-12), offset by the decrease in cost of services by Ps. 20.9 million, or 3.7%, and the depreciation and amortization by Ps. 1.4 million, or 0.4%, mainly due to the appreciation of the peso by 12.0%, which represented a decrease in the cost in pesos.

Operating margin went from 52.4% in 9M22 to 48.5% in 9M23. Excluding the effects of IFRIC-12, operating margin went from 61.8% in 9M22 to 60.5% in 9M23. Operating income increased Ps. 1,524.0 million, or 15.0%, compared to 9M22.

EBITDA margin went from 61.3% in 9M22 to 56.2% in 9M23. Excluding the effects of IFRIC-12, EBITDA margin went from 72.2% in 9M22 to 70.1% in 9M23. The nominal value of EBITDA increased Ps. 1,667.6 million, or 14.0%, compared to 9M22.

Financial cost increased by Ps. 938.2 million, or 119.0%, from a net expense of Ps. 788.4 million in 9M22 to a net expense of Ps. 1,726.6 million in 9M23. This change was mainly the result of:

  Foreign exchange rate fluctuation, which went from an income of Ps. 342.0 million in 9M22 to a loss of Ps. 186.3 million in 9M23. This generated an increase in the foreign exchange loss of Ps. 528.3 million, due to the peso appreciation. Currency translation effect expense increased Ps. 308.9 million, compared to 9M22.

  Interest expenses increased by Ps. 942.9 million, or 55.4%, compared to 9M22, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans, as well as the substantial increase in interest rates.

  Interest income increased by Ps. 533.0 million, or 92.6%, compared to 9M22, mainly due to an increase in the reference interest rates.

In 9M23, comprehensive income decreased by Ps. 393.5 million, or 5.5%, compared to 9M22. Income before taxes increased by Ps. 585.7 million, mainly due to the increase in traffic and the commercial strategy. This growth generated an increase in income taxes of Ps. 508.0 million. However, net and comprehensive income decreased mainly due to the decrease of the effect of foreign currency translation in Ps. 308.9 million, and a decrease in cash flow hedges for Ps. 162.9 million.

During 9M23, net income increased by Ps. 77.7 million, or 1.1%, compared to 9M22. Taxes for the period increased by Ps. 508.0 million, income taxes increased by Ps. 157.2 million, and the benefit for deferred taxes decreased by Ps. 350.8 million, mainly due to a decrease in the inflation rate, from 6.2% in 9M22 to 2.9% in 9M23.

Statement of Financial Position

Total assets as of September 30, 2023 increased by Ps. 7,143.0 million compared to September 30, 2022, primarily due to the following items: (i) a Ps. 8,620.7 million increase in net improvements to concession assets; (ii) a Ps. 194.8 million increase in account receivables; and (iii) a Ps. 140.7 million combined increase in net machinery, equipment, and leasehold improvements, and advances to suppliers. This increase was partially offset by a decrease of: (i) Ps. 1,703.5 million in cash and cash equivalents, among others.

Total liabilities as of September 30, 2023, increased by Ps. 6,190.2 million compared to September 30, 2022. This increase was primarily due to the following items: (i) issuance of Ps. 2,498.0 million (net) in long-term debt securities, and (ii) Ps. 4,403.5 million in bank loans. This increase was partially offset by decrease of: (i) Ps. 663.5 million in accounts payable, and (ii) Ps. 164.6 million deferred taxes, among others.

Recent events

On September 3, 2023, the Company made the second and final drawdown for US$30.0 million in its subsidiary MBJ Airports Limited (MBJA) of the credit line for US$60.0 million, the loan has a five year term, with a monthly interest rate of SOFR plus 310 basis points and payment of 10% of principal in month 54, and the 90% at maturity.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q22	3Q23	Change	9M22	9M23	Change
Guadalajara
Aeronautical services	1,225,545	1,384,710	13.0%	3,296,847	4,044,710	22.7%
Non-aeronautical services	222,509	263,082	18.2%	644,738	760,360	17.9%
Improvements to concession assets (IFRIC 12)	499,974	42,989	(91.4%)	1,499,921	1,700,457	13.4%
Total Revenues	1,948,028	1,690,782	(13.2%)	5,441,506	6,505,526	19.6%
Operating income	1,068,333	1,250,818	17.1%	2,799,435	3,503,297	25.1%
EBITDA	1,170,722	1,365,126	16.6%	3,129,648	3,844,398	22.8%

Tijuana
Aeronautical services	698,222	784,504	12.4%	1,893,773	2,203,798	16.4%
Non-aeronautical services	139,450	166,714	19.6%	389,554	469,318	20.5%
Improvements to concession assets (IFRIC 12)	85,505	140,836	64.7%	256,516	422,509	64.7%
Total Revenues	923,179	1,092,054	18.3%	2,539,844	3,095,625	21.9%
Operating income	574,981	634,623	10.4%	1,559,064	1,718,782	10.2%
EBITDA	664,549	735,933	10.7%	1,807,050	2,017,211	11.6%

Los Cabos
Aeronautical services	654,908	680,673	3.9%	2,001,237	2,287,815	14.3%
Non-aeronautical services	271,777	261,808	(3.7%)	811,070	867,887	7.0%
Improvements to concession assets (IFRIC 12)	63,265	249,608	294.5%	189,796	748,823	294.5%
Total Revenues	989,951	1,192,089	20.4%	3,002,103	3,904,525	30.1%
Operating income	645,831	635,646	(1.6%)	2,011,990	2,200,249	9.4%
EBITDA	721,192	717,482	(0.5%)	2,236,706	2,444,388	9.3%

Puerto Vallarta
Aeronautical services	484,214	463,874	(4.2%)	1,662,321	1,921,180	15.6%
Non-aeronautical services	125,788	119,673	(4.9%)	399,623	432,069	8.1%
Improvements to concession assets (IFRIC 12)	199,303	403,557	102.5%	597,909	1,210,671	102.5%
Total Revenues	809,305	987,104	22.0%	2,659,853	3,563,921	34.0%
Operating income	382,371	409,130	7.0%	1,477,112	1,651,577	11.8%
EBITDA	430,801	463,400	7.6%	1,620,906	1,815,864	12.0%

Montego Bay
Aeronautical services	442,173	433,702	(1.9%)	1,276,788	1,390,696	8.9%
Non-aeronautical services	182,776	199,151	9.0%	514,116	597,734	16.3%
Improvements to concession assets (IFRIC 12)	17,096	23,988	40.3%	70,202	79,029	12.6%
Total Revenues	642,047	656,841	2.3%	1,861,108	2,067,459	11.1%
Operating income	392,948	176,139	(55.2%)	951,245	712,829	(25.1%)
EBITDA	491,828	289,301	(41.2%)	1,293,084	1,065,396	(17.6%)

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q22	3Q23	Change	9M22	9M23	Change
Guanajuato
Aeronautical services	209,488	263,732	25.9%	548,502	706,740	28.8%
Non-aeronautical services	39,735	46,316	16.6%	113,305	135,793	19.8%
Improvements to concession assets (IFRIC 12)	10,647	70,722	564.3%	31,941	212,167	564.3%
Total Revenues	259,869	380,771	46.5%	693,748	1,054,699	52.0%
Operating income	172,122	221,187	28.5%	437,932	580,177	32.5%
EBITDA	191,568	243,150	26.9%	498,264	646,402	29.7%

Hermosillo
Aeronautical services	118,428	139,364	17.7%	328,931	382,873	16.4%
Non-aeronautical services	20,047	25,324	26.3%	55,968	68,093	21.7%
Improvements to concession assets (IFRIC 12)	16,897	14,439	(14.5%)	50,690	43,318	(14.5%)
Total Revenues	155,371	179,127	15.3%	435,590	494,285	13.5%
Operating income	70,406	84,897	20.6%	198,014	230,718	16.5%
EBITDA	91,113	109,893	20.6%	262,040	304,785	16.3%

Others (1)
Aeronautical services	616,526	661,729	7.3%	1,618,301	1,842,831	13.9%
Non-aeronautical services	112,988	112,098	(0.8%)	309,744	327,381	5.7%
Improvements to concession assets (IFRIC 12)	80,056	118,145	47.6%	235,216	350,649	49.1%
Total Revenues	809,570	891,974	10.2%	2,163,262	2,520,862	16.5%
Operating income	188,146	235,321	25.1%	530,818	612,501	15.4%
EBITDA	256,451	317,324	23.7%	741,531	858,562	15.8%

Total
Aeronautical services	4,449,504	4,812,288	8.2%	12,626,701	14,780,643	17.1%
Non-aeronautical services	1,115,070	1,194,167	7.1%	3,238,120	3,658,636	13.0%
Improvements to concession assets (IFRIC 12)	972,743	1,064,286	9.4%	2,932,191	4,767,624	62.6%
Total Revenues	6,537,317	7,070,741	8.2%	18,797,013	23,206,903	23.5%
Operating income	3,495,136	3,647,759	4.4%	9,965,609	11,210,130	12.5%
EBITDA	4,018,225	4,241,607	5.6%	11,589,230	12,997,005	12.1%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2022	2023	Change	%
Assets
Current assets
Cash and cash equivalents	16,157,567	14,454,072	(1,703,495)	(10.5%)
Trade accounts receivable - Net	1,867,442	2,062,286	194,844	10.4%
Other current assets	751,617	1,328,135	576,518	76.7%
Total current assets	18,776,626	17,844,493	(932,133)	(5.0%)

Advanced payments to suppliers	2,009,155	2,058,763	49,608	2.5%
Machinery, equipment and improvements to leased buildings - Net	3,707,712	3,798,780	91,068	2.5%
Improvements to concession assets - Net	18,524,228	27,144,891	8,620,663	46.5%
Airport concessions - Net	9,950,067	9,023,473	(926,594)	(9.3%)
Rights to use airport facilities - Net	1,153,359	1,079,962	(73,397)	(6.4%)
Deferred income taxes - Net	6,668,207	7,053,371	385,164	5.8%
Other non-current assets	672,900	601,549	(71,351)	(10.6%)
Total assets	61,462,255	68,605,282	7,143,027	11.6%

Liabilities
Current liabilities	10,397,308	14,617,581	4,220,274	40.6%
Long-term liabilities	32,934,715	34,904,611	1,969,896	6.0%
Total liabilities	43,332,023	49,522,193	6,190,170	14.3%

Stockholders' Equity
Common stock	8,197,536	8,197,536	-	0.0%
Legal reserve	34,076	478,185	444,109	1303.3%
Net income	7,225,111	7,317,424	92,313	1.3%
Retained earnings	136,704	244,656	107,952	79.0%
Reserve for share repurchase	2,499,473	1,500,000	(999,473)	(40.0%)
Repurchased shares	(1,999,987)	-	1,999,987	(100.0%)
Foreign currency translation reserve	687,735	(25,610)	(713,345)	(103.7%)
Remeasurements of employee benefit – Net	5,522	14,931	9,409	170.4%
Cash flow hedges- Net	168,095	106,269	(61,826)	-36.8
Total controlling interest	16,954,265	17,833,391	879,126	5.2%
Non-controlling interest	1,175,967	1,249,698	73,731	6.3%
Total stockholder's equity	18,130,232	19,083,089	952,857	5.3%

Total liabilities and stockholders' equity	61,462,255	68,605,282	7,143,027	11.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q22	3Q23	Change	9M22	9M23	Change
Cash flows from operating activities:
Consolidated net income	2,662,711	2,378,860	(10.7%)	7,354,797	7,432,517	1.1%

Postemployment benefit costs	8,790	11,236	27.8%	25,922	33,687	30.0%
Allowance expected credit loss	29,656	21,969	(25.9%)	25,811	28,365	9.9%
Depreciation and amortization	587,686	619,755	5.5%	1,715,333	1,858,980	8.4%
Loss on sale of machinery, equipment and improvements to leased assets	1,513	(535)	(135.4%)	3,872	149	(96.2%)
Interest expense	613,935	986,029	60.6%	1,658,223	2,796,634	68.7%
Provisions	5,084	6,171	21.4%	17,463	18,076	3.5%
Income tax expense	607,303	727,051	19.7%	2,016,627	2,524,654	25.2%
Unrealized exchange loss	(107,973)	43,389	(140.2%)	(289,485)	(283,740)	(2.0%)
Net (gain) on derivative financial instruments	-	-	-	(6,933)	-	(100.0%)
	4,408,705	4,793,925	8.7%	12,521,629	14,409,322	15.1%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	71,419	87,770	22.9%	(179,225)	252,147	(240.7%)
Recoverable tax on assets and other assets	(142,941)	(20,127)	(85.9%)	296,101	(212,579)	(171.8%)
Increase (decrease)
Concession taxes payable	(78,125)	51,630	(166.1%)	(116,187)	167,794	(244.4%)
Accounts payable	308,718	244,821	(20.7%)	245,002	(116,841)	(147.7%)
Cash generated by operating activities	4,567,776	5,158,019	12.9%	12,767,319	14,499,843	13.6%
Income taxes paid	(821,292)	(839,157)	2.2%	(3,584,700)	(3,619,209)	1.0%
Net cash flows provided by operating activities	3,746,484	4,318,862	15.3%	9,182,619	10,880,634	18.5%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,396,581)	(2,008,933)	(16.2%)	(5,492,216)	(7,643,301)	39.2%
Cash flows from sales of machinery and equipment	1,621	951	(41.3%)	1,904	1,793	(5.8%)
Other investment activities	(53,358)	(51,418)	(3.6%)	(81,577)	(35,451)	(56.5%)
Business acquisition	-	(614,792)	100.0%	-	(614,792)	100.0%
Net cash used by investment activities	(2,448,318)	(2,674,192)	9.2%	(5,571,889)	(8,291,751)	48.8%

Cash flows from financing activities:
Dividends declared and paid	-	(1,874,579)	100.0%	(3,675,745)	(3,749,159)	2.0%
Dividends declared and paid non-controlling interest	-	-	0.0%	(155,052)	-	100.0%
Bond certificates issued	2,757,588	-	(100.0%)	7,757,588	5,400,000	(30.4%)
Bond certificates paid	-	-	0.0%	(1,500,000)	(602,000)	(59.9%)
Bank loans paid	-	1,536	100.0%	(3,959,077)	(71,313)	(98.2%)
Banks loans	-	1,221,118	100.0%	3,872,783	2,221,118	(42.6%)
Repurchase of shares	(924,284)	-	(100.0%)	(1,999,987)	-	(100.0%)
Interest paid	(583,027)	(1,352,659)	132.0%	(1,524,509)	(3,027,929)	98.6%
Interest paid on lease	(1,403)	(1,239)	(11.7%)	(4,065)	(3,657)	(10.0%)
Payments of obligations for leasing	(4,221)	(4,740)	12.3%	(11,924)	(13,064)	9.6%
Net cash flows used in financing activities	1,244,653	(2,010,563)	(261.5%)	(1,199,988)	153,998	(112.8%)

Effects of exchange rate changes on cash held	125,186	(100,987)	(180.7%)	413,947	(660,273)	(259.5%)
Net increase (decrease) in cash and cash equivalents	2,668,005	(466,880)	(117.5%)	2,824,691	2,082,608	(26.3%)
Cash and cash equivalents at beginning of the period	13,489,562	14,920,952	10.6%	13,332,877	12,371,464	(7.2%)
Cash and cash equivalents at the end of the period	16,157,567	14,454,072	(10.5%)	16,157,567	14,454,072	(10.5%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q22	3Q23	Change	9M22	9M23	Change
Revenues
Aeronautical services	4,449,504	4,812,288	8.2%	12,626,702	14,780,643	17.1%
Non-aeronautical services	1,329,793	1,516,381	14.0%	3,815,830	4,544,249	19.1%
Improvements to concession assets (IFRIC-12)	972,743	1,064,286	9.4%	2,932,191	4,767,624	62.6%
Total revenues	6,752,040	7,392,955	9.5%	19,374,723	24,092,515	24.4%

Operating costs
Costs of services:	980,978	1,183,268	20.6%	2,634,969	3,184,434	20.9%
Employee costs	357,283	440,836	23.4%	996,556	1,273,009	27.7%
Maintenance	147,757	171,063	15.8%	434,004	478,061	10.2%
Safety, security & insurance	146,102	180,066	23.2%	408,919	503,020	23.0%
Utilities	136,726	141,334	3.4%	352,376	363,997	3.3%
Other operating expenses	193,110	249,969	29.4%	443,114	566,347	27.8%

Technical assistance fees	189,598	209,109	10.3%	553,970	651,826	17.7%
Concession taxes	525,291	671,398	27.8%	1,398,515	1,938,019	38.6%
Depreciation and amortization	587,686	619,755	5.5%	1,715,333	1,858,980	8.4%
Cost of improvements to concession assets (IFRIC-12)	972,743	1,064,286	9.4%	2,932,191	4,767,624	62.6%
Other (income)	(1,610)	(4,959)	208.0%	(20,082)	7,837	(139.0%)
Total operating costs	3,254,686	3,742,857	15.0%	9,214,895	12,408,721	34.7%
Income from operations	3,497,354	3,650,098	4.4%	10,159,828	11,683,794	15.0%
Financial Result	(227,340)	(544,187)	139.4%	(788,405)	(1,726,623)	119.0%
Income before income taxes	3,270,014	3,105,911	(5.0%)	9,371,424	9,957,171	6.3%
Income taxes	(607,303)	(727,051)	19.7%	(2,016,627)	(2,524,654)	25.2%
Net income	2,662,711	2,378,860	(10.7%)	7,354,796	7,432,517	1.1%
Currency translation effect	(7,235)	158,864	(2295.8%)	(346,786)	(655,718)	89.1%
Cash flow hedges, net of income tax	1,152	13,398	1063.0%	138,539	(24,353)	(117.6%)
Remeasurements of employee benefit – net income tax	106	318	200.0%	311	917	194.9%
Comprehensive income	2,656,734	2,551,440	(4.0%)	7,146,860	6,753,363	(5.5%)
Non-controlling interest	(58,841)	(52,302)	(11.1%)	(129,498)	(60,519)	(53.3%)
Comprehensive income attributable to controlling interest	2,597,893	2,499,138	(3.8%)	7,017,362	6,692,844	(4.6%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,036)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Legal Reserve cancellation	-	(1,558,475)	-	-	1,558,475	-	-	-	-
Capitalization of retained earnings	8,027,155	-	-	-	(8,027,155)	-	-	-	-
Dividends declared	-	-	-	-	(7,351,490)	-	(7,351,490)	-	(7,351,490)
Repurchased share cancellation	-	-	(3,000,036)	3,000,036	-	-	-	-	-
Reserve for share purchase	-	-	(31,782)	-	31,782	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(93,751)	(93,751)
Repurchased share	-	-	-	(1,999,987)	-	-	(1,999,987)	-	(1,999,987)
Comprehensive income:
Net income	-	-	-	-	7,225,111	-	7,225,111.00	129,685.00	7,354,797.00
Foreign currency translation reserve	-	-	-	-	-	(346,599)	(346,599)	(187)	(346,786)
Remeasurements of employee benefit – Net	-	-	-	-	-	311	311	-	311
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	138,539	138,539	-	138,539
Balance as of September 30, 2022	8,197,536	34,076	2,499,473	(1,999,987)	7,361,815	861,353	16,954,265	1,175,967	18,130,239

Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,987)	9,187,597	720,171	18,638,866	1,189,179	19,828,045
Legal reserve cancellation	-	444,109	-	-	(444,109)	-	-	-	-
Dividends declared	-	-	-	-	(7,498,318)	-	(7,498,318)	-	(7,498,318)
Cancellation repurchased shares	-	-	(1,999,987)	1,999,987	-	-	-	-	-
Reserve for share purchase	-	-	1,000,514	-	(1,000,514)	-	-	-	-
Comprehensive income:
Net income	-	-	-	-	7,317,424	-	7,317,424	115,093	7,432,517
Foreign currency translation reserve	-	-	-	-	-	(601,144)	(601,144)	(54,574)	(655,718)
Remeasurements of employee benefit – Net	-	-	-	-	-	917	917	-	917
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(24,353)	(24,353)	-	(24,353)
Balance as of September 30, 2023	8,197,536	478,185	1,500,000	-	7,562,080	95,590	17,833,390	1,249,698	19,083,089

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q22	3Q23	Change	9M22	9M23	Change
Total passengers	14,613.1	16,196.5	10.8%	41,278.3	47,665.6	15.5%
Total cargo volume (in WLUs)	613.0	615.3	0.4%	1,916.6	1,869.0	(2.5%)
Total WLUs	15,226.1	16,811.7	10.4%	43,194.9	49,534.6	14.7%

Aeronautical & non aeronautical services per passenger (pesos)	395.5	390.7	(1.2%)	398.3	405.4	1.8%
Aeronautical services per WLU (pesos)	292.2	286.2	(2.0%)	292.3	298.4	2.1%
Non aeronautical services per passenger (pesos)	91.0	93.6	2.9%	92.4	95.3	3.1%
Cost of services per WLU (pesos)	64.4	70.4	9.3%	61.0	64.3	5.4%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 23, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer